Exhibit 17.1

Gentlemen,

This message is my intent to resign as a member of the Board of Directors for Bekem Metals, Inc., effective immediately.

Currently I'm very busy with my core business and have no time to be much helpful serving for Bekem.

Regret any inconvenience my resignation may cause.

Sincerely,

Valery Tolkachev